                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 3

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                               FRANKLIN COVEY CO.
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                                (Name of Issuer)

                     SERIES A PREFERRED STOCK, NO PAR VALUE
                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
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                         (Title and Class of Securities)

                                    353469109
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                                 (CUSIP Number)

                            William T. Cavanaugh, Jr.
                       Knowledge Capital Investment Group
                              4200 Chase Tower West
                                2200 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 220-4900
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                NOVEMBER 2, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

------------------------------                   -------------------------------
CUSIP NO. 353469109               SCHEDULE 13D                            PAGE 2
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Knowledge Capital Investment Group

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     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP         (a) |_|
                                                                         (b) |_|
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS

             WC
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     5       CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM  2(d) or 2(e)                                 |_|
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     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             Texas
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                                7      SOLE VOTING  POWER

                                       6,340,872*
                                ------------------------------------------------
         NUMBER OF              8        SHARED VOTING  POWER
          SHARES
       BENEFICIALLY                      None
         OWNED BY               ------------------------------------------------
           EACH                 9        SOLE DISPOSITIVE  POWER
         REPORTING
        PERSON WITH                      6,340,872*
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE  POWER

                                         None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,340,872*
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          |_|
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    13       PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

             24.4%*
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    14       TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

* Represents 5,491,072 shares of Common Stock issuable upon conversion of Series A Preferred Stock and 849,800 shares of Common Stock (with the percent ownership calculated using the number of outstanding shares of Common Stock reported in the Company's Form 10-Q for the quarter ended May 29, 1999).

This Amendment No. 3 amends the Statement on Schedule 13D filed on June 14, 1999, as amended by Amendment Nos. 1 and 2 (the "Schedule 13D"), by Knowledge Capital Investment Group (the "Reporting Person").

ITEM 2. IDENTITY AND BACKGROUND.

         The last paragraph of Item 2 is hereby amended to read in its entirety as follows:

                  Robert A. Whitman, Donald J. McNamara and Brain Krisak, each of whom is a principal of Hampstead, are also members of the Board of Directors of the Company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended to add the following at the end thereof:

         The Reporting Person has purchased 849,800 shares of Common Stock on 25 separate dates. The source of funds for the Reporting Person's purchase of the 849,800 shares was the Reporting Person's working capital, which was derived from capital contributions from its partners. In addition, on September 15, 1999, the Company issued an additional 18,750 shares of Series A Preferred, which are convertible into 133,929 shares of Common Stock, to the Reporting Person as a payment-in-kind dividend on the Series A Preferred owned by the Reporting Person.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended to read in its entirety as follows:

         (a) This statement relates to 6,340,872 shares of Common Stock, representing 24.4% of the issued and outstanding shares of Common Stock, 5,491,072 of which the Reporting Person has the right to acquire at any time upon conversion of 768,750 shares of Series A Preferred.

         Item 5(b) is hereby amended to read in its entirety as follows:

         (b) The Reporting Person has the sole power to vote and dispose of the 849,800 shares of Common Stock, as well as the 768,750 shares of Series A Preferred and the Common Stock into which it is convertible.

         Item 5(c) is hereby amended to read in its entirety as follows:

         (c) The Reporting Person has engaged in the following transactions on the New York Stock Exchange:

TRADE DATE                    NUMBER OF SHARES PURCHASED              PRICE
----------                    --------------------------              -----
7/30/99                       75,000                                  $6.97
8/2/99                        63,000                                  7.13
8/3/99                        116,000                                 7.08
8/4/99                        141,000                                 7.13
8/5/99                        26,500                                  7.16
8/6/99                        42,700                                  7.25
8/9/99                        8,800                                   7.30
8/10/99                       32,400                                  7.28
8/12/99                       50,000                                  7.44
8/13/99                       11,000                                  7.5
8/18/99                       45,000                                  7.84
8/19/99                       36,300                                  7.72
8/20/99                       10,000                                  7.81
8/24/99                       8,000                                   7.75
8/25/99                       17,000                                  7.81
8/26/99                       4,000                                   7.81
8/27/99                       11,000                                  7.88
10/21/99                      9,000                                   7.64
10/22/99                      7,000                                   7.60
10/25/99                      25,000                                  7.77
10/28/99                      12,000                                  8.13
10/29/99                      25,000                                  8.13
11/1/99                       25,000                                  8.19
11/2/99                       40,100                                  8.31
11/3/99                       8,500                                   8.50

         In addition, on September 15, 1999, the Company issued an additional 18,750 shares of Series A Preferred, which is convertible into 133,929 shares of Common Stock, to the Reporting Person as a payment-in-kind dividend on the Series A Preferred owned by the Reporting Person.

                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 15, 1999       KNOWLEDGE CAPITAL INVESTMENT
                              GROUP

                              By:  Inspiration Investments Partners III, L.P.
                                               Its Manager

                                   By: Inspiration Investments GenPar III, L.P. Its General Partner

                                        By:  Hampstead Associates, Inc.
                                             Its Managing General Partner


                              By: /s/ Kym Irvin
                                 --------------------------------------------
                              Name:  Kym Irvin
                              Title: Vice President, Controller and
                                     Assistant Secretary


                                     Page 6